Free Writing Prospectus

Filed pursuant to Rule 433

To Prospectus dated October 25, 2017

Preliminary Prospectus Supplement dated February 3, 2020

Registration Statement File No. 333-221127

Stanley Black & Decker, Inc.

Offering of:

$750,000,000 4.000% Fixed-to-Fixed Reset Rate Junior Subordinated Debentures due 2060 (the “Debentures”)

(the “Offering”)

Term Sheet

February 3, 2020

The information in this pricing term sheet relates to the Offering and should be read together with the preliminary prospectus supplement dated February 3, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated October 25, 2017, filed pursuant to Rule 424(b) under the Securities Act of 1933 (Registration Statement File No. 333-221127). Terms used but not defined herein, with respect to the Offering, have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Stanley Black & Decker, Inc. (NYSE: SWK)

Trade Date:	February 3, 2020

Settlement Date (T+5)*:	February 10, 2020

Title of Security:	4.000% Fixed-to-Fixed Reset Rate Junior Subordinated Debentures due 2060

Principal Amount:	$750,000,000

Maturity Date:	March 15, 2060

Coupon:	(i) 4.000% per annum, accruing from and including February 10, 2020 to, but excluding, March 15, 2025; and (ii) at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 2.657%, to be reset on each Reset Date, from and including March 15, 2025 to, but excluding March 15, 2060

Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2020

Par Call Date:	March 15, 2025

Optional Interest Deferral:	Maximum of 5 consecutive years per deferral; deferred interest will accrue and compound semi-annually at a rate equal to the then-applicable interest rate on the Debentures, to the extent permitted by applicable law

Price to Public:	100% of the Principal Amount, plus accrued interest, if any, from the Settlement Date

Optional Redemption Provision:

Make-Whole Call:	Treasury Rate plus 40 bps at any time other than the Par Call Date or any subsequent Reset Date

Par Call:	On the Par Call Date or any subsequent Reset Date at par

Call for Tax Event:	At par after the occurrence of a Tax Event

Call for Rating Agency Event:	At 102% within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Rating Agency Event or, in the absence of any such review or appeal process, within 120 days of such Rating Agency Event

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Concurrent Offering:	$750,000,000 2.300% Notes due 2030, expected to be issued on February 10, 2020. The closing of this offering is not conditioned on the closing of the concurrent offering, and the closing of the concurrent offering is not conditioned on the closing of this offering. Nothing in this document should be construed as an offer to sell, or a solicitation of an offer to buy, any securities in the concurrent offering.

CUSIP / ISIN:	854502AM3 / US854502AM31

Day Count Convention:	30/360

Payment Business Days:	New York

Expected Ratings**:	Moody’s: Baa2 (stable) S&P: BBB+ (stable) Fitch: BBB (stable)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

HSBC Securities (USA) Inc.

Skandinaviska Enskilda Banken AB (publ)

U.S. Bancorp Investments, Inc.

*

Note: We expect that delivery of the Debentures will be made against payment therefor on or about the fifth business day following the date of pricing of the Debentures (this settlement cycle being referred to as “T+5”). Accordingly, purchasers who wish to trade the Debentures on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Debentures initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Debentures who wish to trade their Debentures on the date of pricing or the next two succeeding business days should consult their own advisor.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by contacting BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, by email at dg.prospectus_requests@baml.com or by calling 1-800-294-1322; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by email at prospectus@citi.com or by calling 1-800-831-9146; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, by email at newyork.prospectus@credit-suisse.com or by calling 1-800-221-1037; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor or by calling collect 1-212-834-4533; and Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, Minnesota 55402, by email at wfscustomerservice@wellsfargo.com or by calling 1-800-645-3751.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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